FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s No. (CNPJ/MF): 47.508.411/0001-56
NIRE: 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “CBD”), in compliance with Article 157, paragraph 4, of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), with CVM Ruling No. 565, of June 15, 2015 (“CVM Ruling 565”) and with CVM Ruling No. 358, of January 3, 2002, as amended (“CVM Ruling 358”), hereby informs its shareholders and the market in general that, on November 18th, 2015, its Board of Directors approved (i)  the merger into the Company of part of the assets of Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) assuming that the total and disproportional spin-off will be approved and carried out (“Spin-Off”); and (ii) the “Merger Protocol and Justification of Sé Supermercados by Companhia Brasileira de Distribuição”, executed by the management of the Company and Sé Supermercados Ltda. (“Sé”), which establishes the merger of Sé into the Company, followed by Sé’s extinguishment and succession by the Company in all its rights and obligations (“Merger” and, together with the Spin-Off, the “Transactions”).

1.         COMPANIES INVOLVED IN THE TRANSACTIONS AND THEIR ACTIVITIES

About the Company

CBD is a publicly held company, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, CEP 01402-901, enrolled with the Corporate Taxpayers’ Registry (“CNPJ/MF”) under No.  47.508.411/0001-56 and registered with the Board of Trade of São Paulo (“JUCESP”) under NIRE 35.300.089.901.

The Company develops itself, and through its subsidiaries, retail and wholesale activities of products in general, including – but not limited to – food products, clothing, hygiene, medicines, fuel, furniture, electronics and household appliances. Such activities are conducted by physical and virtual means.

About Via Varejo

Via Varejo S.A. (“Via Varejo”) operates in the retail industry of electronics, household appliances, telephones and furniture.

About QE Participações Ltda. and Camberra Participações Ltda.

QE Participações Ltda. (“QE Participações”) and Camberra Participações Ltda. (“Camberra Participações”) are holding companies which hold interest in Nova Pontocom as their only corporate purpose.

About Nova Pontocom

Nova Pontocom is a closely held company, with head office in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No.1,609, 3rd to 7th floors, CEP 04547-006, enrolled with the CNPJ/MF under No. 09.358.108/0001-25 and registered with JUCESP under NIRE 35.300.386.540.

Nova Pontocom is a holding company which purpose is to hold indirect interest in Cnova NV, a company part of the Pão de Açúcar Group (Grupo Pão de Açúcar) (“GPA”), which develops e-commerce activities.

About Sé

Sé is a limited liability company, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luís Antônio, No. 3,172, Jardim Paulista, CEP 01402-002, enrolled with the CNPJ/MF under No. 01.545.828/0001-98 98 and registered with JUCESP under NIRE 35.215.818.694.

Sé develops retail and wholesale activities of products in general, including – but not limited to – food products, clothing, hygiene, medicines, fuel, furniture, electronics and household appliances.

2.         DESCRIPTION AND PURPOSE OF THE TRANSACTIONS

Once the Spin-Off is concluded, Nova Pontocom will be extinguished and the Company’s investment in Nova Pontocom will be canceled and replaced by the assets and liabilities of Nova Pontocom’s spun-off assets to be merged into the Company. There will be no capital increase in the Company’s corporate capital as a result of the Spin-Off.

The Spin-Off will be made under the terms and conditions of the spin-off provided for in the Shareholders’ Agreement of Nova Pontocom, executed by and among the Company and all other shareholders of Nova Pontocom on July 23, 2014, under the Combination of E-Commerce Businesses of the group1, and it is in accordance with the strategy to optimize the Company’s corporate structure. Also under the terms and conditions of the spin-off provided for in the Shareholders’ Agreement, the Luxembourg’s and Netherlands’ holdings, subsidiaries of Nova Pontocom, will be spun-off.

For the purposes of the Merger, once the transaction is concluded, Sé will be extinguished. Considering that the Company holds the totality of the quotas of Sé’s corporate capital, there will be no capital increase in the Company’s corporate capital. As it will be the case in the Spin-Off, the investment held in Sé will be replaced by the assets and liabilities that will be merged into the Company. The purpose of the Merger is to reduce costs in administrative areas and costs related to the fulfillment of ancillary obligations, leading the Company to benefit from synergies.

The Transactions will be concluded on the same date and are subject to the applicable corporate approvals.

3.         MAIN BENEFITS, COSTS AND RISKS OF THE TRANSACTIONS

3.1       Spin-Off

Spin-Off Main Benefits. The merger of the spun-off assets of Nova Pontocom into the Company will result in patrimonial and financial benefits to the Company and will optimize the corporate structure of GPA, allowing more autonomy and flexibility for the Company to manage its investments related to the e-commerce business.

The Company’s management understands that the Spin-Off will benefit all of the Company’s shareholders, regardless of the type or class of share, and since there will be no increase in the Company’s corporate capital due to the Spin-Off, there will be no dilution of the interest currently held by the shareholders in the Company’s corporate capital.

Spin-Off Costs. The management estimates that the Spin-Off costs will be in the range of, approximately, BRL 300,000.00 (three hundred thousand reais), including expenses with publications, auditors, appraisers, lawyers and other professionals hired to assist in the reorganization.

Spin-Off Risks. Considering that Nova Pontocom is a non-operational holding, we understand that there will be no operational, commercial, financial, contractual or technological risks as a result of the Spin-Off. The Company’s management may, however, not be able to successfully implement the optimization of the corporate structure which is estimated to be gained with the Spin-Off.

 1Subject of material facts disclosed on May 6, June 4 and July 24, 2014.

3.2       Merger

Merger Main Benefits. The Merger will result in patrimonial, legal and financial benefits, among which: (i) the optimization of the Company’s corporate structure; and (ii) the reduction of costs in administrative areas and the fulfillment of ancillary obligations, creating synergies to be benefited from.

The Company’s management understands that the Merger will benefit all of the Company’s shareholders, regardless of the type or class of share, and since there will be no increase in the Company’s corporate capital due to the Merger, there will be no dilution of the interest currently held by the shareholders in the Company's corporate capital.

Merger Costs. The Company’s management estimates that the Merger costs will be in the range of, approximately, BRL 300,000.00 (three hundred thousand reais), including expenses with publications, auditors, appraisers, lawyers and other professionals hired to assist in the reorganization.

Merger Risks. The purpose of the Merger is to integrate the Company’s and Sé’s businesses and benefit from the synergies created with such integration. This integration process may result in operational, commercial, financial, contractual and technological difficulties, which could result in the Company not being able to benefit from the expected synergies, or result in unexpected losses or expenses. The Company's management may therefore not be able to successfully implement the desired integration, nor obtain the expected returns over the investments related to the Merger, which may adversely affect the Company.

4.         EXCHANGE RATIO AND CRITERIA

The Transactions will not result in increase in the Company’s corporate capital, and therefore there is no need to establish any share exchange ratio.

In the Spin-Off, the investment of the Company into Nova Pontocom will be canceled and replaced by the assets and liabilities of Nova Pontocom’s spun-off portion to be transferred to the Company in the proportion of the interest held in the corporate capital of Nova Pontocom.

In connection with the Merger, Sé’s net equity will be fully absorbed by the Company, replacing the quotas held by the Company in Sé’s corporate capital, which will be canceled. The investment of the Company in Sé will be replaced in the balance sheet of the Company by the assets and liabilities that comprise Sé’s net equity, by their respective book value.

5.         MAIN ASSETS AND LIABILITIES OF THE SPUN-OFF PORTION OF NOVA PONTOCOM TO BE MERGED INTO THE COMPANY

The spun-off portion of Nova Pontocom that will be merged into the Company corresponds to the interest held by the Company in Nova Pontocom which, on the Spin-Off date, is of 53.2% and is comprised by assets and liabilities in the following amounts:

	Nova Pontocom	Company
Assets	230,816,512.82	155,935,673.39
Liabilities	230,806,512.82	155,930,353.05
Net Equity	10,000.00	5,320.34

6.         SUBMISSION OF THE TRANSACTIONS TO THE BRAZILIAN OR FOREIGN AUTHORITIES

The Transactions shall not be subject to, or approved by, Brazilian or foreign authorities.

7.         EXCHANGE RATIO CALCULATED IN ACCORDANCE TO ARTICLE 264 OF LAW NO. 6,404, 1976

The Company clarifies that the appraisal report required by Article 264 of the Brazilian Corporate Law will not be prepared, for the purposes of the Transactions, for the following reasons:

     (i)        for the purposes of the Merger, there is neither an exchange ratio nor interests of Sé’s minority shareholders to be secured, since all of Sé’s quotas are held by the Company; and

    (ii)        in the Spin-Off context, there is no exchange ratio either and the appraisal report provided for in Article 264 of the Brazilian Corporate Law would only have informational value.

8.         APPLICABILITY OF RIGHT OF WITHDRAWAL AND REFUND AMOUNT

Withdrawal rights of the shareholders of the Company as a result of the Spin-Off nor of the Merger are not applicable under the terms of the legislation.

9.         other relevant information

Nova Pontocom’s shareholders, for the purposes of the Spin-Off, and the Company, for the purposes of the Merger, have hired Magalhães Andrade S/S Auditores Independentes enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1,893, 6th floor, Jardim Paulistano, to prepare the appraisal report of the total accounting net equity value of Nova Pontocom, appraised on the base date of September 30, 2015, and of the total accounting net equity value of Sé, appraised on the base date of September 30, 2015.

The Company will convene timely its shareholders to deliberate on the Transactions in an Extraordinary Shareholders’ Meeting.

The Company’s management shall be responsible for the filling and publication of all corporate acts related to the Spin-off, under Article 229, paragraph 4 of Brazilian Corporate Law, and to the Merger, under Article 227, paragraph 3 of Brazilian Corporate Law.

Additional information about the Transactions, required under the terms of CVM Ruling 481, will be opportunely published when the General Shareholders’ Meeting of the Company is convened.

For further information, please contact the Investor Relations Department of the Company.

São Paulo, November 19th, 2015

DANIELA SABBAG
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 19, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.